SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          ENERGY BIOSYSTEMS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of class of securities)

                                   29265L-10-2
                                 (CUSIP NUMBER)


                                Ethyl Corporation
                             330 South Fourth Street
                               Richmond, VA 23219
                        Attention: M. Rudolph West, Esq.
                           Telephone No. 804-788-5489
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                           Allen C. Goolsby, III, Esq.
                                Hunton & Williams
                              951 East Byrd Street
                            Richmond, Virginia 23219

                                  June 11, 1999
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box [ ].

                       Check the following box if a fee is
                      being paid with this statement [ X ].


                                Page 1 of 6 Pages

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-------------------------------------------------------                                ---------------------------------------------
CUSIP NO.  09061E106                                                 13D               PAGE 2 OF 6 PAGES
-------------------------------------------------------                                ---------------------------------------------

---------- -------------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Ethyl Corporation
1            54-0118820
---------- -------------------------------------------------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)                 (b)[X]
---------- -------------------------------------------------------------------------------------------------------------------------

3          SEC USE ONLY
---------- -------------------------------------------------------------------------------------------------------------------------


4          SOURCE OF FUNDS*
---------- -------------------------------------------------------------------------------------------------------------------------

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5          TO ITEM 2(d) or 2(e)           [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION

6            Virginia
---------- -------------------------------------------------------------------------------------------------------------------------
-------------------------- ------ --------------------------------------------------------------------------------------------------
    NUMBER OF SHARES       7      SOLE VOTING POWER
      BENEFICIALLY                439,895 shares, including 157,635 shares that Ethyl
                                  Corporation ("Ethyl") may acquire upon conversion
        OWNED BY                  of 160,000 shares of Series B Convertible Preferred
                                  Stock ("Series B") of the Issuer
                           ------ --------------------------------------------------------------------------------------------------
          EACH                    SHARED VOTING POWER
        REPORTING          8        - 0 -
                           ------ --------------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  439,895 shares, including 157,635 shares that
                                  Ethyl may acquire upon conversion of 160,000 shares of
       PERSON WITH                Series B of the Issuer
                           ------ --------------------------------------------------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                           10       - 0 -
-------------------------- ------ --------------------------------------------------------------------------------------------------
---------- -------------------------------------------------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11          439,895 shares
---------- -------------------------------------------------------------------------------------------------------------------------

           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                         [X]
12          305,154 shares held by Gryphon Ventures II, Limited Partnership
---------- -------------------------------------------------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13           7.23%
---------- -------------------------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*

14           CO
---------- -------------------------------------------------------------------------------------------------------------------------
                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
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         * Amendment No. 3 amends and supplements the Statement on Schedule 13D filed on November 7, 1994 by Ethyl, as amended by Amendment No. 1, dated March
23, 1995, and Amendment No. 2, dated April 13, 1995, with respect to the shares of Common Stock (the "Common Stock") of Energy BioSystems Corporation (the
"Issuer") owned by Ethyl. The purpose of this Amendment No. 3 is to report the purchase by Ethyl in a private placement of an additional 138,900 shares of
Common Stock from the Issuer on June 11, 1999.

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 3608 Research Forest Drive, The Woodlands, Texas 77381.

Item 2.  Identity and Background.

         This statement is being filed by Ethyl Corporation, a Virginia corporation. The principal executive offices of Ethyl are located at 330 South Fourth Street, Richmond, Virginia 23219.

         Ethyl is in the petroleum additives business and produces fuel additives and lubricant additives.

         The name, business address, present principal occupation and citizenship of each executive officer and director of Ethyl are set forth on Appendix A hereto, which is incorporated herein by reference.

         During the last five years, Ethyl has not, nor to the best of its knowledge, has any of its executive officers or directors been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Ethyl acquired 138,900 shares of Common Stock pursuant to a Subscription Agreement between the Issuer and Ethyl, dated June 11, 1999, for a purchase price of $1.80 per share or an aggregate consideration of $250,020.

         Ethyl acquired 160,000 shares of Series B pursuant to a Purchase Agreement between the Issuer and various purchasers, including Ethyl, dated as of October 27, 1994, for a purchase price of $50.00 per share or an aggregate consideration of $8,000,000. Section 7 of the Certificate of the Power, Designations, Preferences and Rights of the Series B provides that the Series B is convertible at the option of the holder at any time after 60 days following the issuance of such Series B for that number of shares of Common Stock obtained by dividing (x) the product of (i) the number of shares to be converted and (ii) $50.00 per share by (y) the Conversion Price. The Conversion Price initially was

                               Page 3 of 6 Pages
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$7.25, but has been adjusted to $50.75 as a result of a 1 for 7 reverse stock split that occurred on December 18, 1998. The Conversion Price is subject to further adjustment upon occurrence of certain events involving the Common Stock, such as stock dividends and stock splits, stock combinations, capital reorganizations or reclassifications, rights offerings and certain additional stock issuances. Based on the current Conversion Price, the shares of Series B held by Ethyl would be convertible into 157,635 shares of Common Stock. Since the purchase of the Series B, Ethyl has received a total of 143,360 shares of Common Stock as dividends on the Series B.

         Ethyl used working capital to purchase the Series B and the shares of Common Stock received pursuant to the Subscription Agreement.

Item 4.  Purpose of Transaction.

         The Common Stock and Series B were acquired by Ethyl for investment purposes. Ethyl may convert its shares of Series B or may purchase additional shares of Series B or shares of Common Stock from time to time, either in the open market or in privately negotiated transactions. Any decision by Ethyl to increase its holdings in Common Stock will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of Ethyl and general economic and market conditions. At any time, Ethyl may determine to dispose of some or all of its holdings of Series B or Common Stock depending on those and other considerations.

         Ethyl has no immediate intention to influence or direct the Issuer's affairs, modify its corporate structure or interfere with the business decisions of its management.

         Except as set forth above, neither Ethyl nor, to the best of its knowledge, any executive officer or director of Ethyl, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Ethyl may formulate plans or proposals with respect to one or more of the foregoing in the future.

                               Page 4 of 6 Pages
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Item 5.  Interest in Securities of the Issuer.

         (a) The shares of Common Stock, including the 157,635 shares that Ethyl may acquire upon conversion of the Series B, represent 7.23% of the outstanding shares of Common Stock.

         (b) Ethyl has and, with respect to the shares of Common Stock issuable upon conversion of the Series B, if and when such shares are converted, will acquire sole voting and dispositive power with respect to 439,895 shares of Common Stock.

         (c) Except as described in Item 3, Ethyl has effected no transactions in the Common Stock in the last 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Ethyl Ventures, Inc. ("Ethyl Ventures"), a Virginia corporation and wholly-owned subsidiary of Ethyl, is the sole limited partner of Gryphon Ventures II, Limited Partnership, which, as reported on a Schedule 13G, dated February 16, 1999, has beneficial ownership of 305,154 shares of Common Stock. Neither Ethyl Ventures nor Ethyl has any voting or dispositive power with respect to such shares. Except as described herein, neither Ethyl nor, to the best of its knowledge, any of the executive officers or directors of Ethyl, is party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                               Page 5 of 6 Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                         ETHYL CORPORATION



Date:  July 1, 1999                      By:      /s/ M. Rudolph West
                                                  -------------------
                                         Name:    M. Rudolph West
                                         Title:   Secretary

                               Page 6 of 6 Pages
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                                                                                                         APPENDIX A

                                      EXECUTIVE OFFICERS AND DIRECTORS OF ETHYL
                                      -----------------------------------------
                                                                                   Principal Occupation
            Name                               Title                                   or Employment
            ----                               -----                               --------------------
Bruce C. Gottwald              Chairman of the Board, Chairman of      Chairman of the Board, Chairman of the
                               the Executive Committee, Chief          Executive Committee and Chief Executive
                               Executive Officer and Director          Officer of Ethyl

Thomas E. Gottwald             President, Chief Operating Officer      President and Chief Operating Officer of
                               and Director, Member of the Executive   Ethyl
                               Committee

J. Robert Mooney               Senior Vice President and Chief         Senior Vice President and Chief Financial
                               Financial Officer                       Officer of Ethyl

Alexander McLean               Senior Vice President - Petroleum       Senior Vice President of Ethyl
                               Additives

Newton A. Perry                Senior Vice President - Antiknocks      Senior Vice President of Ethyl

Daniel J. Bradley              Vice President - Petroleum Additives    Vice President of Ethyl
                               - Americas

Wayne C. Drinkwater            Controller - Principal Accounting       Controller of Ethyl
                               Officer

David A. Fiorenza              Vice President and Treasurer            Vice President and Treasurer of Ethyl

Russell L. Gottwald, Jr.       Vice President - Product Supply         Vice President of Ethyl

C.S. Warren Huang              Vice President - Managing Director,     Vice President of Ethyl
                               Asia Pacific

Ronald E. Kollman              Vice President - Research and           Vice President of Ethyl
                               Development

Donald R. Lynam                Vice President - Air Conservation       Vice President of Ethyl

Steven M. Mayer                Vice President - General Counsel        Vice President of Ethyl

Henry C. Page, Jr.             Vice President - Human Resources &      Vice President of Ethyl
                               External Affairs

Ann M. Pettigrew               Vice President - Health, Safety &       Vice President of Ethyl
                               Environment

Roger H. Venable               Vice President - Antiknocks             Vice President of Ethyl

M. Rudolph West                Secretary                               Secretary of Ethyl
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
William W. Berry               Director                                Chairman of the Board of New England
                                                                       Independent System Operator and Retired
                                                                       Chairman of the Board of Dominion
                                                                       Resources, Inc. and Virginia Power Company
                                                                       Richmond, Virginia  23219

Gilbert M. Grosvenor           Director                                President and Chairman of the National
                                                                       Geographic Society
                                                                       17th and M Streets, N.W.
                                                                       Washington, D.C.  20036

Sidney Buford Scott            Director                                Chairman of the Board of Scott &
                                                                       Stringfellow, Inc.
                                                                       115 Mutual Building
                                                                       P.O. Box 1575
                                                                       909 East Main Street
                                                                       Richmond, Virginia 23213

Phyllis L. Cothran             Director                                Retired President of Trigon Healthcare,
                                                                       Inc. and President and Chief Operating
                                                                       Officer of Blue Cross and Blue Shield of
                                                                       Virginia

Charles B. Walker              Director                                Vice Chairman of the Board and Chief
                                                                       Financial Officer of Albemarle Corporation
                                                                       330 South Fourth Street
                                                                       Richmond, Virginia 23219
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         The respective business addresses of Messrs. Bruce C. Gottwald, Thomas
E. Gottwald, J. Robert Mooney, Alexander McLean, Newton A. Perry, Daniel J.
Bradley, Wayne C. Drinkwater, David A. Fiorenza, Russell L. Gottwald, Jr., C.S.
Warren Huang, Ronald E. Kollman, Donald R. Lynam, Steven M. Mayer, Henry C.
Page, Jr., Ann M. Pettigrew, Roger H. Venable and M. Rudolph West is 330 South
Fourth Street, Richmond, Virginia 23219. The respective business addresses of the remaining directors of Ethyl are set forth under "Principal Occupation or
Employment," above. All executive officers and directors of Ethyl are United
States citizens.